

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Gianni Del Signore
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
c/o Phoenix Bulk Carriers (US) LLC
109 Long Wharf
Newport, RI 02840

      Re: Pangaea Logistics Solutions Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Filed March 16, 2022
           File No. 001-36798

Dear Mr. Del Signore:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

1.   Please discuss and analyze your financial condition and changes in your financial condition, and to the extent applicable, the impact of inflation. Refer to Item 303(b) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation